May 16, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd
Suite 300
Bend, OR 97703

       Re: EVIO, INC.
           Form 10-K for the Year-end September 30, 2017
           Filed January 17, 2018
           File No. 000-12350

Dear Mr. Waldrop:

       We have reviewed your April 30, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 3, 2018 letter.

Form 10-K for the Year Ended September 30, 2017

Financial Statements
Note 3 - Acquisition, Viridis Analytics MA, LLC, page F-15

1. We note your response to comment 7. We believe that you inappropriately used the amount of Evio's total assets as of September 30, 2017 when applying Rule 8-04 of
      Regulation S-X. Rule 8-04(b) of Regulation S-X requires the use of data from your "most recent annual financial statements filed before the date of acquisition". Since the date of acquisition was August 1, 2017, you should use the amount of total assets as of September
      30, 2016 in your significance test calculation. Based on your amount of total assets as of
 William Waldrop
EVIO, INC.
May 16, 2018
Page 2
      September 30. 2016, it appears that this acquisition is significant. Please revise or provide us with your revised calculation.


       You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff
Attorney, at 202-551-3436 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.


FirstName LastNameWilliam Waldrop
                                                             Division of
Corporation Finance
Comapany NameEVIO, INC.
                                                             Office of
Telecommunications
May 16, 2018 Page 2
cc:       Christian Carnell
FirstName LastName